June 4, 2008

James B. Rosenberg

Senior Assistant Chief Accountant

United States Securities and Exchange Commission

Division of Corporation Finance

Mail Stop 6010

100 F. Street, N.E.

Washington, D.C. 20549

Re:	Hospira, Inc.
Form 10-K for Fiscal Year Ended December 31, 2007
File No. 1-31946

Dear Mr. Rosenberg:

We respectfully submit this letter in response to comments from the Staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission received by letter dated April 28, 2008 related to Hospira’s Form 10-K for the fiscal year ended December 31, 2007.

Set forth in bold below are each of the Staff’s comments, which are numbered as set forth in the Staff’s comment letter, followed by our corresponding responses.

Note 2 – Acquisitions and Dispositions

Mayne Pharma Acquisition, page 71

1.                   You disclosed in a press release furnished on a Form 8-K report on February 1, 2007 that the Mayne Pharma acquisition significantly expands your global footprint and doubles your international sales to nearly 30 percent of total sales.  You also disclosed throughout the press release the numerous strong customer relationships that you were acquiring in various countries.  Since your international sales increased from $468 million in 2006 to $1.06 billion in 2007 your sales projections of significant future growth appear to have been reasonably accurate.  Despite the larger global footprint and significantly higher sales, you allocated $31.6 million to customer relationships out of almost $1.8 billion in goodwill and intangible assets identified in the Mayne Pharma acquisition.  Please tell us your assumptions and methodology for determining a fair value of $31.6 million for customer relationship intangibles.  In your response also

Thomas E. Werner
Hospira, Inc.	Senior Vice President, Finance and
275 North Field Drive	Chief Financial Officer
Lake Forest, IL 60045	Phone: (224) 212-2941
T 224.212.2000	Fax: (224) 212-2086
www.hospira.com	Thomas.Werner@hospira.com

Mr. James B. Rosenberg

June 4, 2008

address how your assumptions and methodology considered the following items related to customer relationships disclosed in your press release:

•                  You acquired over 45 distributors primarily in international markets;

•                  You acquired market leadership positions in Europe, Australia, and Canada; and

•                  Your statement that you acquired strong relationships with generic oncology customers in the United Kingdom, Australia, Italy, Nordic, Canada and established relationships in many major global markets.

Please refer to paragraphs 39 and A18 through A21 of Appendix A of SFAS 141 and EITF 02-17.

Company Response:

As part of the allocation of the purchase price of Mayne Pharma Limited (“Mayne Pharma”), we determined that intangible assets, in accordance with SFAS 141, paragraph 39, should be recognized apart from goodwill.  We engaged a leading national valuation firm to work with us to identify and assign an appropriate value to the intangible assets.  With the assistance of this firm, we considered the underlying nature of Mayne Pharma’s businesses to determine the fair value of the related assets.

Mayne Pharma’s principal business was the manufacture and sale of generic specialty injectable pharmaceuticals.  Generic specialty injectable pharmaceuticals are a lower cost alternative to branded products, and are brought to market when the branded product loses its patent protection or regulatory exclusivity.    Generic products are readily substitutable for the branded product and other generics, which makes this market highly competitive.  The generic specialty injectable products which were sold by Mayne Pharma included such drugs as antibiotics, oncolitics and pain medications.  These types of products are typically purchased by hospitals and other forms of healthcare providers (clinics, nursing homes, doctor offices, etc.), who administer the drug to the end use patient at their respective institutional facilities.  These products are sold only by prescription and, because of their injectable nature, are generally not sold directly to patients for self administration.  The institutional customers make their purchase decisions based on which supplier is able to provide a quality product at the most competitive price.  As generic specialty pharmaceuticals are deemed to be therapeutically equivalent to the branded product and other generics, the purchasing decision is largely driven by cost considerations rather than customer relationships.  The value in this business is attributable to the products and the associated product rights (such as product registrations, pricing approvals, clinical data and manufacturing know-how) that permit and support the marketing of the product in various countries around the globe.

Mr. James B. Rosenberg

June 4, 2008

Due to these market characteristics, we determined that there were no meaningful customer relationships within Mayne Pharma’s generic specialty injectables business that had separate identifiable value.  We valued the products and product rights for the generic specialty injectable business using an excess earnings methodology, which determines value by calculating the net present value of expected future after-tax earnings, after charges for required contributory assets, such as working capital, fixed assets and certain intangible assets.  The expected earnings are discounted to present value at a discount rate that reflects the risk associated with the subject intangible asset.

There were two areas of Mayne Pharma’s business, that are largely service oriented, in which we did assign value to customer relationships, in accordance with SFAS 141 and EITF 02-17.  These areas were contract manufacturing and compounding.  For its contract manufacturing services, Mayne Pharma worked with pharmaceutical and biotechnology customers to develop stable forms of the customers’ drugs, and then, filled and finished those drugs into oral form or into injectable form using containers and packaging selected by the customer.  The customer then sells and distributes the finished product under its own name and label.  Mayne Pharma had contracts with its contract manufacturing customers that had defined terms and, in many cases, specific minimum purchase requirements.

For its compounding services, Mayne Pharma would provide services to hospital pharmacies, which outsourced the mixing of various pharmaceutical and nutritional ingredients into a customized product as prescribed by a physician for a specific patient.  Compounding services were primarily offered in the areas of chemotherapy and total parenteral nutrition where dosing was highly patient specific and no pharmaceutical company sold the required formulation as a finished product.  The hospital customers benefited from reduced pharmacy workload, greater patient safety and in the case of chemotherapy medicines, greater pharmacist safety as many of the active ingredients in chemotherapy medicines are highly toxic.

We concluded that the customer relationships in the contract manufacturing and compounding businesses had an identifiable fair value. These assets had a combined value of $31.6 million, which is consistent with the fact that together these businesses represented less than 10% of Mayne Pharma’s net sales. We determined that those values should be measured using the excess earnings methodology, as described above.

The statements in the press release and Form 8-K that referred to Mayne Pharma’s distributor and customer relationships and market leadership position were driven by the strength of its product portfolio and history of selling quality products at a competitive price.   You asked for more specific information on the following three points:

Mr. James B. Rosenberg

June 4, 2008

•                  “You acquired over 45 distributors primarily in international markets” – The acquired distributors often had non-exclusive relationships with us (i.e., they were permitted to stock and sell competitive products) and had short term contracts that did not contain minimum purchase requirements.  In addition, subsequent to the acquisition, we terminated several of these distributor relationships in order to streamline the distribution network.  Thus, we believe the value of Mayne Pharma’s generic specialty injectable products business lies in the strength of the product portfolio, and not in these distributor relationships.  Our intent with this statement was to emphasize the enhanced global footprint that we were acquiring through the Mayne Pharma acquisition.

•                  “You acquired market leadership positions in Europe, Australia, and Canada” – This statement was intended to convey that Mayne Pharma had leading market shares in Europe, Australia and Canada based on the quality and cost effectiveness of the underlying products and product rights, and not, as described above, on the basis of customer relationships.

•                  “Your statement that you acquired strong relationships with generic oncology customers in the United Kingdom, Australia, Italy, Nordic, Canada and established relationships in many major global markets” – This statement was intended to convey that we were acquiring a strong portfolio of oncology products and product rights, which would significantly strengthen Hospira’s oncology presence.  Prior to its acquisition of Mayne Pharma, Hospira had one of the broadest lines of generic injectable products, but one area that was not generally included within Hospira’s product portfolio was the generic injectable oncology drugs.  The Mayne Pharma acquisition allowed Hospira to add these products to its portfolio as Mayne Pharma had over 20 oncology drugs on the market.  The intent of the statement within the press release was to communicate that the Mayne Pharma acquisition opened a new market to Hospira.

Mr. James B. Rosenberg

June 4, 2008

2.                                      You disclosed that you amortize customer relationship intangibles on a straight-line basis.  Please tell us why you believe that the straight-line method of amortization reflects the pattern in which the economic benefits are consumed or otherwise used up or explain why you cannot reliably determine that pattern.  It would seem that a customer relationship intangible would have a higher rate of attrition in earlier periods with the rate of attrition declining over time.  Please refer to paragraphs 12-14 of SFAS 142.

Company Response:

As described in the response to question 1, the customer relationship intangible asset category applied to Mayne Pharma’s contract manufacturing and compounding businesses.  We determined the appropriate amortization method for each of these service businesses based on their respective characteristics.

Regarding the contract manufacturing business, the expected customer attrition pattern is largely straight line.  We assessed the useful lives of these customer relationships based on the estimated length of the underlying contracts.  Furthermore, purchases by the customers were often tied to minimum annual purchase obligations that were largely stable over the estimated useful life of the contract.  Therefore, we deemed straight-line amortization to be the most appropriate, systematic, and rational method to measure the consumption of the underlying economic benefit.

Regarding the compounding business, we determined that a straight-line method was the most appropriate method because there was no discernible pattern over which the economic benefits were consumed.   Although the compounding business has been in operation for only a relatively short period of time, it has a relatively stable customer base.  Over that time period, there was no discernible pattern of customer attrition.  As discussed in paragraph 12 of SFAS 142, if a pattern cannot be reliably determined, a straight-line amortization method should be used.

Mr. James B. Rosenberg

June 4, 2008

Note 11 – Segment and Geographic Information, page 86

3.                                      Please tell us what you consider to be your operating segments and why.  Please disclose the factors used to identify your reportable segments and the types of products and services from which each reportable segment derives its revenues in accordance with paragraph 26 of SFAS 131.  Please also disclose whether operating segments have been aggregated and if so, tell us how you met the aggregation criteria in paragraph 17 of SFAS 131.

Company Response:

Having considered the requirements of SFAS 131, we concluded for 2007 that we had two operating and reportable segments:  U.S. and International.  We have not aggregated multiple operating segments into our two geographic reportable segments under SFAS 131, paragraph 17.

SFAS 131 defines an operating segment as a component of an enterprise:

(1)          whose operating results are regularly reviewed by the enterprise’s chief operating decision maker (“CODM”) to make decisions about resources to be allocated to the segment and assess its performance,

(2)          that engages in business activities from which it may earn revenues and incur expenses (including revenues and expenses relating to transactions with other components of the same enterprise), and

(3)          for which discrete financial information is available.

On the first point, we determined that the function of our CODM, as that term is defined in paragraph 12 of SFAS 131, is accomplished by our Chairman and Chief Executive Officer (“CEO”), who regularly assesses the performance of our geographic operating segments, and makes the final decisions about resource allocation.  Net sales and income from operations, presented by geographic segment, are the discrete financial measures regularly used by the CODM to assess performance.

Regarding the second point, we determined that our geographic operating segments are the components of our operations that are engaged in significant business activities from which we earn revenue and incur expenses.  Our geographic operating segments generate revenue through the sale of a broad line of hospital products, including specialty injectable pharmaceuticals and medication management systems.  Each geographic operating segment incurs expenses from a

Mr. James B. Rosenberg

June 4, 2008

common infrastructure that includes pharmaceutical and device strategy, manufacturing operations, research and development and integrated regulatory, distribution channels, sales force, marketing, and general and administration.  Some of these common infrastructure activities are engaged in some limited commercial activity, but these financial results support and are assigned to their related geographic operating segments.

On the final point, discrete financial information is available and regularly evaluated by the CODM based on internal reporting organized by our geographic operating segments.  The CODM receives information related to net sales and income from operations by geographic operating segment.  These measures include the common infrastructure costs described above (i.e., expenses related to manufacturing operations, research and development, marketing, and general and administration), and are used by the CODM to assess performance and allocate resources.  The CODM does receive certain product line information in order to monitor the impact of changes in pricing and product mix.  However, the CODM does not receive a measure of profitability by product line that includes the common infrastructure expenses.  These common infrastructure expenses are included in the discrete financial information (i.e., income from operations) provided by geographic operating segments and are needed to assess performance and allocate resources.  The common infrastructure expenses are not, and cannot reasonably be, allocated by product line, as they are incurred by location and relate to multiple product lines.   Thus, performance measures, such as income from operations by product line, are not generated.   Hospira did disclose net sales by product line within our geographic operating segments in its Form 10-K, but cannot disclose a profit measure by product line since, as explained above, the full costs cannot be allocated by product line.

With the acquisition of Mayne Pharma, we significantly increased our international business.  Upon the completion of the acquisition, we re-organized our commercial operating structure, and appointed three regional presidents to support the following major geographic areas:  the Americas (includes the United States, Canada and Latin America); Europe, Middle East and Africa; and Asia-Pacific (includes Asia, Japan, and Australia).  Previously, the commercial operating structure included two commercial leaders (U.S. and International) reporting to the chief operating officer (“COO”), who reports to the CEO.  The new regional presidents continue to report to our COO, and are responsible for commercial execution, including developing the commercial strategy, strengthening customer relationships, delivering growth, and attaining market leadership in their respective regions.  Although the organizational structure was modified, each member of senior management, including the COO, has continued to be responsible for reporting results to the CEO, and the CEO continues to make the final decision regarding the allocation of resources.

After we re-organized our operating structure and substantially integrated Mayne Pharma’s financial and transactional systems and processes, including the planning and forecasting

Mr. James B. Rosenberg

June 4, 2008

processes and financial information provided to the CODM, into our operations, we determined that it was necessary to re-align our geographic operating segments.  The integration of our systems and processes was substantially completed during the first quarter of 2008.  Accordingly, in our report on Form 10-Q for the period ended March 31, 2008, we announced that we had re-aligned our segment presentation to better reflect how we manage operations, which now includes three geographic reportable segments:  Americas; Europe, Middle East and Africa; and Asia-Pacific.

As per your request, Hospira acknowledges that it is responsible for the adequacy and accuracy of the disclosure in the filing; staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and Hospira may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you should have any questions or require any further information regarding this matter, please contact me at 224-212-2941.

Sincerely,

/s/ Thomas E. Werner
Thomas E. Werner

cc:	Gus Rodriguez
Mary Mast